(d)(24)(viii)

March 1, 2013

ING Mutual Funds
7337 East Doubletree Ranch Road

Suite 100
Scottsdale, AZ  85258-2034

Re:                             Expense Limitations

Ladies and Gentlemen:

For the Class A, B, C, I, R, and W shares of ING Emerging Markets Equity Fund, a series of ING Mutual Funds, ING Investments, LLC shall waive or lower its investment management fee in accordance with the Expense Limitation Agreement between ING Investments, LLC and ING Mutual Funds, dated September 23, 2002, as restated August 1, 2003, and further amended and restated February 1, 2005, as if the Maximum Operating Expense Limits specified in Schedule A of the Expense Limitation Agreement were as follows:

	Maximum Operating Expense Limit (as a percentage of average net assets)
	Classes
Name of Fund	A	B	C	I	R	W
ING Emerging Markets Equity Fund	1.60%	2.35%	2.35%	1.25%	1.85%	1.35%

We are willing to be bound by this letter agreement to lower our fee for the period from March 1, 2013 through March 1, 2014, subject to shareholder approval of the reorganization of ING Emerging Countries Fund with and into ING Emerging Markets Equity Fund.  The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply.  Any fees waived pursuant to this letter agreement shall be eligible for recoupment.  This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

Sincerely,

/s/ Todd Modic
Todd Modic
Senior Vice President

7337 East Doubletree Ranch Road	Tel: 480.477.3000	ING Investments, LLC
Suite 100	Fax: 480.477.2700
Scottsdale, AZ 85258-2034	www.ingfunds.com